United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑                 Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐                 No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐                 No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐                 No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signature Page

Vale receives certification of oil and gas
Rio de Janeiro, April 28, 2010 — Vale S.A. (Vale) informs that it has received certification of its resources of oil and gas by DeGolyer & MacNaughton, which indicates oil and natural gas resources of 210 million barrels of oil equivalent (boe), with potential to produce 58,000 boe per day in 2017.
The resource base includes quantities of oil and gas that are not classified as proved reserves but are expected to be moved into the proved reserves category and produced in the future. DeGolyer & MacNaughton is a traditional consulting firm and service provider to the global oil and gas industry and counts with skilled geologists and oil engineers with extensive experience.
Vale started its activities in oil and natural gas exploration in 2007 and is already one of the largest holders of participation in exploration blocks in Brazil. Our current portfolio consists of 23 offshore blocks, grouped into 14 concessions (six in the Santos basin, four in the Espírito Santo basin and four in Pará-Maranhão basin), and two onshore concessions in the Parnaíba basin.
Investment in exploration and production of oil and natural gas is being carried out by Vale supported by a long-term vision to diversify and optimize our energy matrix, ensuring a low-cost supply to meet the needs of our operations. We believe that natural gas will play an important role in the global energy matrix in the future, given its advantages of lower carbon emissions and greater flexibility into power generation.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Patricia Calazans: patricia.calazans@vale.com
Samantha Pons: samantha.pons@vale.com
Theo Penedo: theo.penedo@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20-F and its reports on Form 6-K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2010	Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations